FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Combining of UK Power Generating Assets with International Power Plc.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 29, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

March 29, 2007

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Combining of UK Power Generating Assets with International Power Plc.

Mitsui & Co., Ltd. has signed an agreement with International Power Plc. (“IPR”) on March 29, 2007 (London time), to combine the ownership of three UK power generating assets solely owned by IPR, and two UK generating assets jointly owned through a partnership between Mitsui and IPR, IPM Eagle LLP (“IPM”). The transaction, which is expected to close in June 2007, will involve the payment of approximately 85 million Pounds (approx. 20 bil yen) to IPR, resulting in Mitsui’s increase of 258 MW in generating capacity.

Mitsui and IPR will jointly establish a new company (“the Company” -Mitsui 25%, IPR75%), who will own the three UK power generating assets, together with the fuel purchase and power sales companies, which were previously owned by IPR. Also, the two UK generating assets owned by IPM will be combined with the Company, where 5% stake of the assets will be transferred from Mitsui to IPR. The contract includes the partial transfer to IPR of the economic interest obtained from the operation of Paiton coal fired power plant in Indonesia. This transaction results in reallocation of rights between Mitsui and IPR to receive revenues from Paiton IPM interest, but does not entail any transfer of shares or any change of management structure.

Previously, IPM and IPR owned generation assets individually, but with this transaction, we expect to enhance the efficiency and optimize the management of the combined assets. The Company will become a major power generator in the UK power market with approximately 5,000 MW of capacity, diversified into multi fuel sources and power units, with the capability to provide flexibility and variety in the operation and management. Through this arrangement, Mitsui intends to strengthen its relation with IPR, and will endeavor to increase the value of the acquired assets.

Attachment

1)	Outline of the Project (Details of UK generating assets)
2)	Outline of IPR
3)	Mitsui’s power generating portfolio

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Combination of the power plants in the U.K. with International Power plc.

MITSUI & CO.,LTD.

29, Mar 2007

1. Summary

1) Site Map

Deeside
500MW
Gas
First Hydro
2,088MW
Pumped
Storage
Indian Queens
140MW
Oil
Saltend
1,200MW
Gas
Rugeley
1,050MW
Coal
Newly acquired assets
Currently owned assets

2) Information of the Power Plants

Plant	Rugeley	Deeside	Indian Queens	First Hydro	Saltend
Site	Birmingham	Staffordshire	Newquay	North Wales	Hull
Fuel	Coal	Gas(CCGT)	Oil	Pumped Storage	Gas(CCGT)
Operation	Baseload	Middleload	Peakload	Peakload	Baseload
Output	1,050MW	500MW	140MW	2,088MW	1,200MW
Mitsui's Interest	263MW	125MW	35MW	522MW	300MW

2. Overview of International Power plc.

- One of the largest IPP (Independent Power Producer) in the U.K. with the total net operating capacity of around 19,000 over the world.
- International Power was established in 2000 as a result of the spin-off of the UK assets of National Power.
- Mitsui and International Power have been cooperating with the acquisition of the EME overseas assets in 2004, the acquisition of the Saltend power plant in the U.K. in 2005 and so on.
- Its turnover in 2006 was GBP 2,452 Mil and net income was GBP 332 Mil. (excluding exceptional items and specific IAS 39 mark to mark movements)

3. Mitsui's Portfolio (Before 3,345MW* : After 3,603MW*)

*including 618MW under construction

Before
35%
65%
PPA
Merchant
After
39%
61%
PPA
Merchant
Before
3%
19%
45%
4%
29%
Gas
Coal
Oil
Hydro
Wind etc.
After
15%
3%
43%
5%
34%
Gas
Coal
Oil
Hydro
Wind etc.
Before
12%
33%
27%
28%
Europe
North America
Asia, Mid-East etc.
Australia
After
11%
38%
25%
26%
Europe
North America
Asia, Mid-East etc.
Australia